FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.
Exact Name of Registrant as Specified in Charter

0001239602
Registrant CIK Number

Form 8-K, October 6, 2004, Series 2004-W11
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-112237
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: _______________, 2004

ARGENT SECURITIES INC.

By: ____________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET

$1,721,700,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-W11

September 28, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

RBS Greenwich Capital

TERM SHEET DATED September 28, 2004

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-W11
$1,721,700,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[(1), (2)]	WAL[(3), (4)] (yrs) *Call / Mat*	Principal Payment Window[(3), (4)] *Call / Mat*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-1[(5)]	1,012,670,000	FLT/PT	2.44/2.64	1-86/1-200	0	Actual/360	Nov 2034	AAA/Aaa/AAA	23.20
A-2	150,000,000	FLT/SEQ	1.00/1.00	1-20/1-20	0	Actual/360	Nov 2034	AAA/Aaa/AAA	23.20
A-3	180,200,000	FLT/SEQ	2.82/2.82	20-72/20-72	0	Actual/360	Nov 2034	AAA/Aaa/AAA	23.20
A-4	39,530,000	FLT/SEQ	7.04/9.22	72-86/72-209	0	Actual/360	Nov 2034	AAA/Aaa/AAA	23.20
M-1	49,500,000	FLT/MEZ	5.12/5.69	46-86/46-178	0	Actual/360	Nov 2034	AA+/Aaa/AA+	20.45
M-2	55,800,000	FLT/MEZ	5.03/5.59	43-86/43-168	0	Actual/360	Nov 2034	AA+/Aa1/AA+	17.35
M-3	53,100,000	FLT/MEZ	4.96/5.51	42-86/42-161	0	Actual/360	Nov 2034	AA/Aa2/AA	14.40
M-4	31,500,000	FLT/MEZ	4.92/5.45	41-86/41-154	0	Actual/360	Nov 2034	AA-/Aa3/AA-	12.65
M-5	32,400,000	FLT/MEZ	4.90/5.41	40-86/40-149	0	Actual/360	Nov 2034	A+/A1/A+	10.85
M-6	26,100,000	FLT/MEZ	4.89/5.37	39-86/39-143	0	Actual/360	Nov 2034	A/A2/A	9.40
M-7	25,200,000	FLT/MEZ	4.87/5.33	39-86/39-137	0	Actual/360	Nov 2034	A-/A3/A-	8.00
M-8	25,200,000	FLT/MEZ	4.86/5.28	38-86/38-131	0	Actual/360	Nov 2034	BBB+/Baa1/BBB+	6.60
M-9	22,500,000	FLT/MEZ	4.85/5.22	38-86/38-124	0	Actual/360	Nov 2034	BBB/Baa2/BBB	5.35
M-10	18,000,000	FLT/MEZ	4.85/5.16	38-86/38-115	0	Actual/360	Nov 2034	BBB-/Baa3/BBB-	4.35
Non-Offered Certificates									
M-11	18,000,000	FLT/MEZ		Not Offered	0	Actual/360	Nov 2034	BB+/Ba1/BB+	3.35
CE	60,299,900	N/A		Not Offered	N/A			N/R	N/A
P	100	N/A		Not Offered	N/A			N/R	N/A
R	N/A	N/A		Not Offered	N/A			N/R	N/A
R-X	N/A	N/A		Not Offered	N/A			N/R	N/A

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All Adjustable-Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a financial guaranty insurance policy issued by the Certificate Insurer.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Part I: Key Terms

Parties:

Depositor: Argent Securities Inc.

Originators: Argent Mortgage Company, LLC and Olympus Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Certificate Insurer: TBD. The Certificate Insurer will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.

Lead Underwriter: Greenwich Capital Markets, Inc.

Co-Managers: Barclays and BNP Paribas.

Collateral

Mortgage Loans: As of the Collateral Selection Date, 7,566 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,400,000,057. References to percentages or balances herein are with respect to the Collateral Selection Date Initial Mortgage Loans and are based on the aggregate scheduled principal balance of such initial mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Initial Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Initial Mortgage Loans: 6,155 adjustable-rate and fixed-rate Initial Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,025,563,650 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Initial Mortgage Loans: 1,411 adjustable-rate and fixed-rate Initial Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $374,436,407 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Initial Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Initial Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Initial Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Initial Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Initial Mortgage Loans set forth in Part IV hereto will vary.

In addition, on the Closing Date, the Trustee will deposit, in the aggregate, approximately $293,018,132 and $106,981,811 from the sale of proceeds of the Certificates into the Group I Pre-Funding Account and the Group II Pre-Funding Account, respectively (collectively, the "Pre-Funding Accounts").

Pre-Funding Accounts: The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate mortgage loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including the 90th day following the Closing Date (the "Funding Period"). The Initial Mortgage Loans and the Subsequent Mortgage Loans (collectively, the "Mortgage Loans") will have an aggregate principal balance as of the Cut-Off Date of approximately $1,800,000,000.00. Any amounts remaining in the Pre-Funding Accounts at the end of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates, as applicable.

Dates:

Cut-off Date:	The close of business on October 1, 2004.
Collateral Selection Date:	September 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in November, 2004.
Record Date:	Class A and Class M Certificates: the close of business on the business day immediately preceding the Distribution Date.
	Retained Certificates: *the close of business on the last business day of the month preceding the* month in which the Distribution Date occurs.
Expected Pricing Date:	The week of September 27, 2004.
Expected Closing Date:	On or about October 8, 2004.

Designations:

Certificates:	Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A and Class M Certificates (other than the Class M-11 Certificates).
Non-Offered Certificates:	Class M-11, Class CE, Class P, Class R and Class R-X Certificates.
Retained Certificates:	Class CE, Class P, Class R and Class R-X Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Insured Certificates:	Class A-1 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Once the aggregate balance of the Pre-Funding Accounts has been reduced to zero, the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0012% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 3.35%.
Overcollateralization Floor:	The sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans and any remaining funds in the Pre-Funding Accounts.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	23.20%	2x Initial CE%
M-1	20.45%	2x Initial CE%
M-2	17.35%	2x Initial CE%
M-3	14.40%	2x Initial CE%
M-4	12.65%	2x Initial CE%
M-5	10.85%	2x Initial CE%
M-6	9.40%	2x Initial CE%
M-7	8.00%	2x Initial CE%
M-8	6.60%	2x Initial CE%
M-9	5.35%	2x Initial CE%
M-10	4.35%	2x Initial CE%
M-11	3.35%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) and any remaining funds in the Pre-Funding Accounts over (b) the sum of the aggregate Certificate Principal Balances of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate Certificate Principal Balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: the Class M-11, the Class M-10, the Class M-9, the Class M-8, the Class M-7, the Class M-6, the Class M-5, the Class M-4, the Class M-3, the Class M-2 and lastly, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates and the Class P Certificates. Investors in the Class A Certificates or the Class P Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance plus the related pre-funding amount (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance plus the related pre-funding amount and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	39	December 2004
Class M Certificates	39	December 2004

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date, (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of Subsequent Mortgage Loans; (v) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period; (vi) in the case of the Class A-1 Certificates only, any amounts paid under the Certificate Insurance Policy.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions among the Group II Certificates will be made sequentially, beginning with the Class A-2 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of either the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:	The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 34.50%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related due period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
November 2007 through October 2008	[3.50]%
November 2008 through October 2009	[5.50]%
November 2009 through October 2010	[7.25]%
November 2010 and thereafter	[8.00]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the related loan group.

To pay interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan group.

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE, Class R and Class R-X Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule for the Group I Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	1,005,025,903.28	6.63243	9.64000
3	994,271,461.35	6.40674	9.64000
4	981,231,240.06	6.40663	9.64000
5	965,923,360.91	7.13151	9.64000
6	948,377,845.24	6.40644	9.64000
7	928,636,774.78	6.63191	9.64000
8	906,755,010.58	6.40631	9.64000
9	882,798,832.13	6.63181	9.64000
10	856,866,022.27	6.40625	9.64000
11	829,407,779.29	6.40613	9.64000
12	801,764,368.62	6.63147	9.64000
13	774,359,425.42	6.40572	9.64000
14	747,196,886.46	6.63099	9.64000
15	720,720,644.84	6.40523	9.64000
16	694,913,265.23	6.40500	9.64000
17	669,757,757.40	7.12957	9.64000
18	645,237,564.80	6.40455	9.64000
19	621,336,553.52	6.62981	9.64000
20	598,039,001.37	6.40412	9.64000
21	575,329,587.40	6.62937	9.64000
22	553,184,383.97	6.40372	9.64000
23	511,909,405.74	6.53600	9.64000
24	468,573,677.57	7.47649	9.64000
25	428,129,828.56	7.20202	9.64000
26	383,431,866.90	7.72526	9.64000
27	355,312,768.34	7.45170	9.64000
28	331,832,487.83	7.44444	9.64000
29	309,422,170.79	8.34372	9.64000
30	292,714,884.79	7.83386	9.64000
31	0.00		

Interest Rate Corridor Schedule for the Group II Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	367,259,636.84	6.44961	8.66950
3	363,672,477.94	6.23063	8.66950
4	359,250,722.51	6.23036	8.66950
5	353,999,260.41	6.93300	8.66950
6	347,927,287.68	6.22980	8.66950
7	341,048,378.24	6.44817	8.66950
8	333,381,202.06	6.22920	8.66950
9	324,948,129.04	6.44754	8.66950
10	315,832,080.07	6.22858	8.66950
11	306,200,701.97	6.22813	8.66950
12	296,215,156.26	6.44617	8.66950
13	286,325,570.97	6.22696	8.66950
14	276,532,911.09	6.44486	8.66950
15	266,983,222.40	6.22564	8.66950
16	257,670,421.05	6.22498	8.66950
17	248,588,576.82	6.92662	8.66950
18	239,731,909.14	6.22366	8.66950
19	231,084,126.27	6.44266	8.66950
20	222,651,531.75	6.22346	8.66950
21	214,428,615.73	6.44119	8.66950
22	206,383,849.87	6.22508	8.66950
23	196,448,090.76	6.47974	8.66950
24	181,083,882.19	7.22638	8.66950
25	166,715,352.26	6.95880	8.66950
26	151,003,192.53	7.43944	8.66950
27	137,800,965.52	7.17098	8.66950
28	129,428,151.11	7.16287	8.66950
29	121,420,822.68	8.09131	8.66950
30	115,307,494.10	7.51125	8.66950
31	109,365,046.97	7.76704	8.66950
32	103,582,492.50	7.61002	8.66950
33	97,958,067.65	7.86808	8.66950
34	92,484,680.29	7.59864	8.66950
35	87,158,197.76	7.71234	8.66950
36	81,976,885.22	8.43974	8.66950
37	76,945,085.24	8.14864	8.66950
38	76,945,085.24	8.60061	8.66950
39	76,945,085.24	8.30304	8.66950
40	76,945,085.24	8.29499	8.66950
41	0.00		

Interest Rate Corridor Schedule for the Class M Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	NA	NA
2	357,300,000.00	5.75354	8.06790
3	357,300,000.00	5.52965	8.06790
4	357,300,000.00	5.52949	8.06790
5	357,300,000.00	6.24843	8.06790
6	357,300,000.00	5.52921	8.06790
7	357,300,000.00	5.75278	8.06790
8	357,300,000.00	5.52895	8.06790
9	357,300,000.00	5.75254	8.06790
10	357,300,000.00	5.52874	8.06790
11	357,300,000.00	5.52853	8.06790
12	357,300,000.00	5.75192	8.06790
13	357,300,000.00	5.52792	8.06790
14	357,300,000.00	5.75122	8.06790
15	357,300,000.00	5.52721	8.06790
16	357,300,000.00	5.52686	8.06790
17	357,300,000.00	6.24530	8.06790
18	357,300,000.00	5.52618	8.06790
19	357,300,000.00	5.74976	8.06790
20	357,300,000.00	5.52581	8.06790
21	357,300,000.00	5.74905	8.06790
22	357,300,000.00	5.52595	8.06790
23	357,300,000.00	5.69096	8.06790
24	357,300,000.00	6.57961	8.06790
25	357,300,000.00	6.30698	8.06790
26	357,300,000.00	6.81883	8.06790
27	357,300,000.00	6.54663	8.06790
28	357,300,000.00	6.53914	8.06790
29	357,300,000.00	7.44622	8.06790
30	357,300,000.00	6.91759	8.06790
31	357,300,000.00	7.18278	8.06790
32	357,300,000.00	7.02718	8.06790
33	357,300,000.00	7.29549	8.06790
34	357,300,000.00	7.01723	8.06790
35	357,300,000.00	7.09529	8.06790
36	357,300,000.00	7.94373	8.06790
37	357,300,000.00	7.64222	8.06790
38	0.00	0.00000	0.00000
39	338,391,717.39	7.82165	8.06790
40	322,347,977.20	7.81329	8.06790
41	0.00		

Sensitivity Analysis - To Optional Termination Date

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-1	Average Life (yrs)	18.38	4.74	3.29	2.44	1.76	1.43
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	171	117	86	66	32
	Prin Pmt Window (mos)	345	171	117	86	66	32
A-2	Average Life (yrs)	10.42	1.54	1.21	1.00	0.87	0.77
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	206	31	24	20	17	14
	Prin Pmt Window (mos)	206	31	24	20	17	14
A-3	Average Life (yrs)	22.57	5.64	3.83	2.82	2.07	1.82
	First Principal Period	206	31	24	20	17	14
	Last Principal Period	336	144	98	72	34	27
	Prin Pmt Window (mos)	131	114	75	53	18	14
A-4	Average Life (yrs)	28.67	13.93	9.54	7.04	4.79	2.57
	First Principal Period	336	144	98	72	34	27
	Last Principal Period	345	171	117	86	66	33
	Prin Pmt Window (mos)	10	28	20	15	33	7
M-1	Average Life (yrs)	26.38	9.46	6.41	5.12	5.45	4.03
	First Principal Period	266	54	37	46	61	33
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	41	6	21
M-2	Average Life (yrs)	26.38	9.46	6.41	5.03	4.95	4.46
	First Principal Period	266	54	37	43	53	53
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	44	14	1
M-3	Average Life (yrs)	26.38	9.46	6.41	4.96	4.59	4.42
	First Principal Period	266	54	37	42	48	50
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	45	19	4
M-4	Average Life (yrs)	26.38	9.46	6.41	4.92	4.41	4.14
	First Principal Period	266	54	37	41	46	46
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	46	21	8
M-5	Average Life (yrs)	26.38	9.46	6.41	4.90	4.30	3.94
	First Principal Period	266	54	37	40	44	43
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	47	23	11
M-6	Average Life (yrs)	26.38	9.46	6.41	4.89	4.23	3.80
	First Principal Period	266	54	37	39	43	41
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	48	24	13
M-7	Average Life (yrs)	26.38	9.46	6.41	4.87	4.17	3.70
	First Principal Period	266	54	37	39	41	40
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	48	26	14
M-8	Average Life (yrs)	26.38	9.46	6.41	4.86	4.12	3.62
	First Principal Period	266	54	37	38	40	38
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	49	27	16
M-9	Average Life (yrs)	26.38	9.46	6.41	4.85	4.08	3.55
	First Principal Period	266	54	37	38	39	37
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	49	28	17
M-10	Average Life (yrs)	26.38	9.46	6.41	4.85	4.04	3.50
	First Principal Period	266	54	37	38	39	36
	Last Principal Period	345	171	117	86	66	53
	Prin Pmt Window (mos)	80	118	81	49	28	18

Sensitivity Analysis - To Maturity

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0.00% CPR	13.50% CPR	20.00% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A-1	Average Life (yrs)	18.43	5.06	3.54	2.64	1.92	1.43
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	323	258	200	159	32
	Prin Pmt Window (mos)	359	323	258	200	159	32
A-2	Average Life (yrs)	10.42	1.54	1.21	1.00	0.87	0.77
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	206	31	24	20	17	14
	Prin Pmt Window (mos)	206	31	24	20	17	14
A-3	Average Life (yrs)	22.57	5.64	3.83	2.82	2.07	1.82
	First Principal Period	206	31	24	20	17	14
	Last Principal Period	336	144	98	72	34	27
	Prin Pmt Window (mos)	131	114	75	53	18	14
A-4	Average Life (yrs)	29.07	17.20	12.27	9.22	6.57	2.57
	First Principal Period	336	144	98	72	34	27
	Last Principal Period	359	327	266	209	167	33
	Prin Pmt Window (mos)	24	184	169	138	134	7
M-1	Average Life (yrs)	26.49	10.37	7.14	5.69	6.04	6.95
	First Principal Period	266	54	37	46	61	33
	Last Principal Period	358	302	232	178	141	132
	Prin Pmt Window (mos)	93	249	196	133	81	100
M-2	Average Life (yrs)	26.49	10.35	7.12	5.59	5.40	5.86
	First Principal Period	266	54	37	43	53	59
	Last Principal Period	358	293	220	168	132	107
	Prin Pmt Window (mos)	93	240	184	126	80	49
M-3	Average Life (yrs)	26.49	10.33	7.10	5.51	5.03	4.88
	First Principal Period	266	54	37	42	48	50
	Last Principal Period	357	285	212	161	127	103
	Prin Pmt Window (mos)	92	232	176	120	80	54
M-4	Average Life (yrs)	26.49	10.31	7.08	5.45	4.83	4.48
	First Principal Period	266	54	37	41	46	46
	Last Principal Period	357	276	203	154	121	98
	Prin Pmt Window (mos)	92	223	167	114	76	53
M-5	Average Life (yrs)	26.49	10.29	7.06	5.41	4.71	4.27
	First Principal Period	266	54	37	40	44	43
	Last Principal Period	357	270	197	149	117	94
	Prin Pmt Window (mos)	92	217	161	110	74	52
M-6	Average Life (yrs)	26.49	10.26	7.03	5.37	4.62	4.11
	First Principal Period	266	54	37	39	43	41
	Last Principal Period	356	262	190	143	112	90
	Prin Pmt Window (mos)	91	209	154	105	70	50
M-7	Average Life (yrs)	26.49	10.22	7.00	5.33	4.54	3.99
	First Principal Period	266	54	37	39	41	40
	Last Principal Period	356	254	183	137	107	86
	Prin Pmt Window (mos)	91	201	147	99	67	47
M-8	Average Life (yrs)	26.48	10.16	6.95	5.28	4.46	3.89
	First Principal Period	266	54	37	38	40	38
	Last Principal Period	355	245	175	131	102	82
	Prin Pmt Window (mos)	90	192	139	94	63	45
M-9	Average Life (yrs)	26.47	10.09	6.89	5.22	4.38	3.78
	First Principal Period	266	54	37	38	39	37
	Last Principal Period	354	233	165	124	96	77
	Prin Pmt Window (mos)	89	180	129	87	58	41
M-10	Average Life (yrs)	26.46	9.99	6.81	5.16	4.29	3.70
	First Principal Period	266	54	37	38	39	36
	Last Principal Period	353	221	155	115	90	72
	Prin Pmt Window (mos)	88	168	119	78	52	37

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	N/A	N/A	34	8.30	8.30	67	10.83	10.83
2	6.99	10.00	35	8.36	8.36	68	10.46	10.46
3	6.77	10.00	36	9.26	9.26	69	10.80	10.80
4	6.77	10.00	37	8.95	8.95	70	10.44	10.44
5	7.49	10.00	38	9.45	9.45	71	10.42	10.42
6	6.77	10.00	39	9.14	9.14	72	10.75	10.75
7	6.99	10.00	40	9.13	9.13	73	10.39	10.39
8	6.77	10.00	41	9.82	9.82	74	10.72	10.72
9	6.99	10.00	42	9.63	9.63	75	10.36	10.36
10	6.77	10.00	43	9.94	9.94	76	10.35	10.35
11	6.77	10.00	44	9.77	9.77	77	11.44	11.44
12	6.99	10.00	45	10.09	10.09	78	10.32	10.32
13	6.77	10.00	46	9.75	9.75	79	10.65	10.65
14	6.99	10.00	47	9.80	9.80	80	10.29	10.29
15	6.77	10.00	48	10.58	10.58	81	10.62	10.62
16	6.76	10.00	49	10.23	10.23	82	10.26	10.26
17	7.49	10.00	50	10.72	10.72	83	10.24	10.24
18	6.76	10.00	51	10.36	10.36	84	10.57	10.57
19	6.99	10.00	52	10.35	10.35	85	10.22	10.22
20	6.76	10.00	53	11.45	11.45	86	10.54	10.54
21	6.99	10.00	54	10.45	10.45	87	N/A	10.19
22	6.76	10.00	55	10.79	10.79			
23	6.90	10.00	56	10.47	10.47			
24	7.84	10.00	57	10.80	10.80			
25	7.56	10.00	58	10.44	10.44			
26	8.09	10.00	59	10.43	10.43			
27	7.81	10.00	60	10.89	10.89			
28	7.80	10.00	61	10.52	10.52			
29	8.70	10.00	62	10.90	10.90			
30	8.19	10.00	63	10.54	10.54			
31	8.46	8.46	64	10.52	10.52			
32	8.31	8.31	65	11.63	11.63			
33	8.58	8.58	66	10.49	10.49			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.840% and 2.158% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	N/A	N/A	34	6.84	9.00	67	7.08	10.00
2	6.78	9.00	35	6.83	9.00	68	6.85	9.66
3	6.56	9.00	36	7.14	9.00	69	7.07	9.96
4	6.56	9.00	37	6.91	9.00	70	6.84	9.63
5	7.26	9.00	38	7.16	9.00	71	6.84	9.61
6	6.56	9.00	39	6.93	9.00	72	7.06	9.92
7	6.78	9.00	40	6.93	9.00	73	6.83	9.58
8	6.56	9.00	41	7.40	9.34	74	7.06	9.88
9	6.78	9.00	42	6.92	9.06	75	6.83	9.55
10	6.56	9.00	43	7.15	9.35	76	6.82	9.53
11	6.56	9.00	44	6.92	9.17	77	7.55	10.54
12	6.78	9.00	45	7.14	9.47	78	6.82	9.50
13	6.56	9.00	46	6.91	9.15	79	7.04	9.80
14	6.78	9.00	47	6.91	9.25	80	6.81	9.47
15	6.56	9.00	48	7.14	9.89	81	7.03	9.77
16	6.56	9.00	49	6.90	9.55	82	6.80	9.44
17	7.26	9.00	50	7.13	10.00	83	6.80	9.42
18	6.55	9.00	51	6.90	9.66	84	7.03	9.72
19	6.77	9.00	52	6.89	9.64	85	6.80	9.39
20	6.55	9.00	53	7.63	10.66	86	7.02	9.69
21	6.77	9.00	54	6.89	9.72	87	N/A	9.36
22	6.55	9.00	55	7.11	10.02			
23	6.64	9.00	56	6.88	9.72			
24	7.03	9.00	57	7.11	10.02			
25	6.79	9.00	58	6.88	9.69			
26	7.10	9.00	59	6.87	9.67			
27	6.86	9.00	60	7.10	10.08			
28	6.85	9.00	61	6.87	9.74			
29	7.58	9.00	62	7.09	10.08			
30	6.85	9.00	63	6.86	9.74			
31	7.07	9.00	64	6.86	9.72			
32	6.84	9.00	65	7.59	10.75			
33	7.07	9.00	66	6.85	9.69			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.840% and 2.158% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for the Class M Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	N/A	N/A	34	6.95	9.25	67	7.22	10.59
2	6.94	9.25	35	6.95	9.25	68	6.98	10.24
3	6.71	9.25	36	7.27	9.25	69	7.21	10.56
4	6.71	9.25	37	7.04	9.25	70	6.98	10.21
5	7.43	9.25	38	7.29	9.31	71	6.97	10.19
6	6.71	9.25	39	7.06	9.25	72	7.20	10.52
7	6.93	9.25	40	7.05	9.25	73	6.97	10.16
8	6.71	9.25	41	7.54	9.69	74	7.20	10.48
9	6.93	9.25	42	7.05	9.48	75	6.96	10.13
10	6.71	9.25	43	7.28	9.79	76	6.96	10.12
11	6.71	9.25	44	7.04	9.61	77	7.70	11.18
12	6.93	9.25	45	7.28	9.92	78	6.95	10.09
13	6.71	9.25	46	7.04	9.59	79	7.18	10.41
14	6.93	9.25	47	7.04	9.66	80	6.95	10.06
15	6.71	9.25	48	7.27	10.40	81	7.18	10.38
16	6.71	9.25	49	7.03	10.04	82	6.94	10.03
17	7.43	9.25	50	7.26	10.52	83	6.94	10.01
18	6.71	9.25	51	7.02	10.16	84	7.17	10.33
19	6.93	9.25	52	7.02	10.15	85	6.94	9.98
20	6.71	9.25	53	7.77	11.23	86	7.17	10.30
21	6.93	9.25	54	7.02	10.25	87	N/A	9.95
22	6.71	9.25	55	7.25	10.57			
23	6.77	9.25	56	7.01	10.26			
24	7.15	9.25	57	7.24	10.58			
25	6.91	9.25	58	7.01	10.23			
26	7.21	9.25	59	7.00	10.22			
27	6.97	9.25	60	7.23	10.66			
28	6.96	9.25	61	7.00	10.30			
29	7.71	9.25	62	7.23	10.67			
30	6.96	9.25	63	6.99	10.31			
31	7.19	9.25	64	6.99	10.30			
32	6.96	9.25	65	7.74	11.38			
33	7.19	9.25	66	6.99	10.27			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.840% and 2.158% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

Excess Spread (3)

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
1	1.81	1.84000	2.15800	1.81	30	4.69	3.89000	4.02600	3.65	59	4.74	4.66300	4.77600	3.63
2	4.66	1.95700	2.26900	4.55	31	4.76	3.93500	4.06300	3.75	60	4.82	4.67800	4.80600	3.84
3	4.58	2.07300	2.37200	4.35	32	4.67	3.97800	4.09700	3.61	61	4.73	4.70400	4.84000	3.63
4	4.58	2.22400	2.47000	4.20	33	4.74	4.01700	4.12700	3.72	62	4.81	4.74000	4.87400	3.79
5	4.81	2.35800	2.55500	4.34	34	4.65	4.05200	4.15500	3.53	63	4.73	4.77500	4.90700	3.57
6	4.58	2.43900	2.62900	3.98	35	4.64	4.08300	4.18100	3.51	64	4.72	4.80900	4.93800	3.53
7	4.65	2.50000	2.70200	4.01	36	4.80	4.10900	4.20600	3.95	65	4.96	4.84200	4.96800	4.03
8	4.57	2.57000	2.77600	3.84	37	4.71	4.13300	4.23100	3.77	66	4.72	4.87400	4.99700	3.54
9	4.64	2.65400	2.85100	3.86	38	4.77	4.15700	4.25600	3.89	67	4.79	4.90400	5.02400	3.68
10	4.56	2.72600	2.92600	3.68	39	4.72	4.18100	4.28200	3.75	68	4.71	4.93300	5.05000	3.49
11	4.56	2.79700	3.00400	3.61	40	4.74	4.20500	4.30800	3.74	69	4.79	4.96100	5.07400	3.63
12	4.63	2.87200	3.08400	3.64	41	4.92	4.23000	4.33600	4.05	70	4.70	4.98700	5.09600	3.41
13	4.55	2.94100	3.16400	3.46	42	4.76	4.25500	4.36400	3.87	71	4.70	5.01100	5.11600	3.39
14	4.62	3.01400	3.24500	3.50	43	4.84	4.28100	4.39400	4.00	72	4.78	5.03400	5.13400	3.59
15	4.54	3.09900	3.32400	3.30	44	4.76	4.30900	4.42400	3.87	73	4.69	5.05400	5.15000	3.38
16	4.54	3.18900	3.39500	3.20	45	4.85	4.33700	4.45400	4.00	74	4.77	5.07300	5.16500	3.55
17	4.76	3.27000	3.46100	3.49	46	4.77	4.36600	4.48300	3.81	75	4.69	5.09000	5.17700	3.34
18	4.52	3.34300	3.51800	3.04	47	4.77	4.39800	4.51100	3.79	76	4.68	5.10500	5.18600	3.32
19	4.60	3.42200	3.56300	3.09	48	4.85	4.43100	4.53700	3.99	77	4.92	5.11800	5.19400	3.85
20	4.51	3.48400	3.59700	2.90	49	4.77	4.46000	4.56200	3.80	78	4.68	5.12900	5.19900	3.31
21	4.59	3.51900	3.62900	2.99	50	4.85	4.48500	4.58400	3.96	79	4.76	5.13800	5.20200	3.47
22	4.50	3.57600	3.66600	2.81	51	4.76	4.50800	4.60600	3.76	80	4.67	5.14400	5.20300	3.28
23	4.55	3.61100	3.70200	2.94	52	4.76	4.53100	4.62600	3.73	81	4.75	5.14800	5.20600	3.45
24	4.78	3.60700	3.74100	3.71	53	5.00	4.55200	4.64600	4.21	82	4.67	5.14900	5.21000	3.25
25	4.68	3.62000	3.78900	3.54	54	4.76	4.57300	4.66500	3.74	83	4.67	5.14800	5.21600	3.24
26	4.81	3.67800	3.84200	3.87	55	4.83	4.59300	4.68300	3.88	84	4.74	5.14500	5.22300	3.43
27	4.72	3.73500	3.89300	3.66	56	4.75	4.61200	4.70100	3.70	85	4.66	5.14800	5.23400	3.23
28	4.71	3.78900	3.94100	3.60	57	4.83	4.63000	4.72300	3.84	86	4.74	5.15900	5.24600	3.40
29	4.94	3.84100	3.98500	4.01	58	4.74	4.64700	4.74800	3.65	87	N/A	5.17100	5.25800	3.20

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.840% and 2.158% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee, the trustee fee, PMI Insurer Fee and certificate guaranty insurance premium, if any), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

PART IV: COLLATERAL STATISTICS
Total Collateral

Collateral Summary

Statistics given below are for the Initial Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Initial Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	7,566	
Aggregate Current Principal Balance:	1,400,000,056.89	
Average Current Principal Balance:	$185,038.34	$59,880.22 to $759,264.86
Aggregate Original Principal Balance:	1,401,543,198.00	
Average Original Principal Balance:	$185,242.29	$60,000.00 to $760,000.00
Fully Amortizing Initial Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.461%	5.750 to 12.550%
Wtd. Avg. Original Term (months):	358	180 to 360
Wtd. Avg. Remaining Term (months):	356	175 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.971%	4.500 to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.564%	11.750 to 18.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.564%	5.750 to 12.550%
Wtd. Avg. Original LTV:	83.45%	22.56 to 95.00%
Wtd. Avg. Borrower FICO:	610	500 to 804
Geographic Distribution (Top 5):	CA 29.52%	
	FL 8.50%	
	NY 8.22%	
	IL 7.44%	
	NJ 3.53 %	

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	4,411	$813,766,933.27	58.13%	358	39.38	7.596	600	84.37
3-yr Fixed/Adjustable Rate	1,401	277,274,026.46	19.81%	358	39.40	7.469	616	85.60
Fixed Rate	1,754	308,959,097.16	22.07%	350	38.85	7.099	630	79.11
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Principal Balances at Origination*

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,736	$140,599,409.00	10.03%	353	36.20	7.905	601	82.88
100,000.01 - 150,000.00	1,983	246,998,488.00	17.62%	354	38.00	7.654	605	83.60
150,000.01 - 200,000.00	1,293	224,024,015.00	15.98%	357	39.46	7.500	604	82.92
200,000.01 - 250,000.00	922	206,878,131.00	14.76%	357	39.70	7.413	609	82.54
250,000.01 - 300,000.00	612	167,755,659.00	11.97%	358	40.18	7.374	609	83.78
300,000.01 - 350,000.00	370	119,410,288.00	8.52%	358	41.15	7.352	613	83.57
350,000.01 - 400,000.00	223	83,378,336.00	5.95%	358	40.10	7.239	621	84.94
400,000.01 - 450,000.00	148	62,930,717.00	4.49%	358	40.66	7.243	624	86.25
450,000.01 - 500,000.00	147	70,257,611.00	5.01%	357	40.16	7.282	624	85.26
500,000.01 - 550,000.00	44	23,202,865.00	1.66%	359	41.18	6.945	632	84.14
550,000.01 - 600,000.00	31	17,745,600.00	1.27%	359	37.84	7.171	615	83.49
600,000.01 - 650,000.00	29	18,346,099.00	1.31%	359	39.45	6.892	633	82.63
650,000.01 - 700,000.00	10	6,800,250.00	0.49%	359	35.77	7.021	592	76.91
700,000.01 - 750,000.00	17	12,455,730.00	0.89%	359	40.63	7.078	599	75.50
750,000.01 - 800,000.00	1	760,000.00	0.05%	359	34.00	6.150	754	80.00
Total:	**7,566**	**$1,401,543,198.00**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

*Based on original balances of the Mortgage Loans.

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,737	$140,531,462.21	10.04%	353	36.21	7.906	601	82.87
100,000.01 - 150,000.00	1,983	246,777,440.75	17.63%	354	38.00	7.653	605	83.61
150,000.01 - 200,000.00	1,293	223,835,110.82	15.99%	357	39.46	7.502	604	82.92
200,000.01 - 250,000.00	922	206,707,275.73	14.76%	357	39.70	7.410	609	82.53
250,000.01 - 300,000.00	612	167,620,765.40	11.97%	358	40.20	7.375	609	83.81
300,000.01 - 350,000.00	370	119,330,256.47	8.52%	358	41.07	7.352	613	83.57
350,000.01 - 400,000.00	223	83,335,054.94	5.95%	358	40.18	7.241	621	84.92
400,000.01 - 450,000.00	147	62,444,581.92	4.46%	358	40.66	7.245	624	86.23
450,000.01 - 500,000.00	147	70,179,572.82	5.01%	357	40.16	7.282	624	85.26
500,000.01 - 550,000.00	44	23,180,728.99	1.66%	359	41.18	6.945	632	84.14
550,000.01 - 600,000.00	31	17,730,351.08	1.27%	359	37.84	7.171	615	83.49
600,000.01 - 650,000.00	29	18,329,013.59	1.31%	359	39.45	6.892	633	82.63
650,000.01 - 700,000.00	10	6,794,205.47	0.49%	359	35.77	7.021	592	76.91
700,000.01 - 750,000.00	17	12,444,971.84	0.89%	359	40.64	7.078	599	75.50
750,000.01 - 800,000.00	1	759,264.86	0.05%	359	34.00	6.150	754	80.00
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	84	$10,167,059.68	0.73%	179	37.90	7.137	612	75.78
181 - 240	75	9,901,753.07	0.71%	239	35.78	7.165	628	76.14
301 - 360	7,407	1,379,931,244.14	98.57%	359	39.30	7.466	610	83.56
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500 - 5.999	286	$73,268,628.90	5.23%	356	38.92	5.865	656	76.73
6.000 - 6.499	772	163,681,712.96	11.69%	355	38.80	6.247	632	80.19
6.500 - 6.999	1,456	301,226,336.93	21.52%	356	39.65	6.759	622	82.55
7.000 - 7.499	1,131	213,378,961.16	15.24%	357	39.67	7.227	616	84.46
7.500 - 7.999	1,498	270,196,414.93	19.30%	356	39.15	7.740	606	85.61
8.000 - 8.499	919	143,532,942.26	10.25%	358	38.87	8.233	591	85.63
8.500 - 8.999	833	130,210,678.51	9.30%	357	38.54	8.723	585	86.04
9.000 - 9.499	348	54,361,599.78	3.88%	358	39.26	9.225	575	85.63
9.500 - 9.999	208	31,164,699.57	2.23%	358	40.25	9.705	558	81.55
10.000 - 10.499	53	7,608,891.34	0.54%	359	39.95	10.216	539	75.06
10.500 - 10.999	41	7,519,384.21	0.54%	357	43.78	10.701	528	71.85
11.000 - 11.499	12	2,311,590.82	0.17%	355	41.19	11.162	525	66.60
11.500 - 11.999	3	568,150.26	0.04%	359	44.16	11.684	510	72.67
12.000 - 12.499	5	896,602.66	0.06%	359	50.36	12.166	527	69.12
12.500 - 12.999	1	73,462.60	0.01%	358	36.00	12.550	537	70.00
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	1	124,901.51	0.01%	359	48.00	7.200	548	22.56
25.01 - 30.00	7	852,779.86	0.06%	359	37.21	6.913	620	27.84
30.01 - 35.00	8	1,516,257.46	0.11%	359	39.22	6.831	625	32.75
35.01 - 40.00	23	2,995,798.25	0.21%	346	33.86	7.224	591	37.93
40.01 - 45.00	38	5,946,781.56	0.42%	353	32.90	7.018	604	43.13
45.01 - 50.00	70	11,320,857.75	0.81%	349	34.89	6.962	600	47.84
50.01 - 55.00	76	13,452,421.78	0.96%	347	40.02	7.393	589	52.74
55.01 - 60.00	131	23,522,913.33	1.68%	354	41.56	6.979	593	58.02
60.01 - 65.00	220	45,158,565.98	3.23%	354	40.03	7.497	582	63.48
65.01 - 70.00	380	68,952,115.17	4.93%	355	40.27	7.570	580	68.70
70.01 - 75.00	622	115,882,490.20	8.28%	355	40.70	7.524	581	74.10
75.01 - 80.00	1,431	263,943,354.98	18.85%	357	38.62	7.172	607	79.60
80.01 - 85.00	960	174,263,069.76	12.45%	357	39.30	7.377	598	84.39
85.01 - 90.00	1,961	363,060,214.94	25.93%	357	38.46	7.598	612	89.71
90.01 - 95.00	1,638	309,007,534.36	22.07%	357	40.01	7.616	640	94.81
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	465	$77,884,648.42	5.56%	357	41.60	8.460	510	75.83
520 - 539	652	112,594,763.04	8.04%	357	41.55	8.180	530	77.68
540 - 559	663	117,123,546.76	8.37%	357	39.94	7.820	551	80.54
560 - 579	654	122,273,362.95	8.73%	356	40.28	7.723	569	81.08
580 - 599	930	166,585,297.14	11.90%	356	38.93	7.510	589	83.01
600 - 619	1,112	196,375,154.33	14.03%	355	39.68	7.364	609	85.50
620 - 639	1,093	205,355,099.43	14.67%	356	38.92	7.173	629	85.34
640 - 659	740	146,648,917.56	10.47%	357	38.84	7.110	649	86.52
660 - 679	431	86,727,271.15	6.19%	356	37.51	7.063	669	87.03
680 - 699	353	70,799,297.07	5.06%	357	36.92	7.004	688	86.75
700 - 719	198	39,228,659.62	2.80%	357	38.12	7.040	708	87.01
720 - 739	124	25,373,486.51	1.81%	355	36.53	7.122	729	86.75
740 - 759	75	14,712,684.35	1.05%	354	37.42	6.924	749	83.61
760 - 779	53	12,158,821.49	0.87%	356	36.46	7.074	769	84.69
780 - 799	21	5,434,018.80	0.39%	356	32.63	6.417	788	70.14
800 - 819	2	725,028.27	0.05%	358	38.19	6.525	802	77.32
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	419	$71,728,916.53	5.12%	356	14.61	7.441	630	81.76
20.01 - 25.00	408	62,308,556.29	4.45%	355	23.22	7.523	614	82.43
25.01 - 30.00	691	110,617,132.75	7.90%	355	28.17	7.464	614	82.63
30.01 - 35.00	948	158,672,222.27	11.33%	355	33.14	7.437	614	83.76
35.01 - 40.00	1,360	256,092,779.87	18.29%	357	38.17	7.414	616	84.00
40.01 - 45.00	1,639	315,927,432.74	22.57%	357	43.13	7.448	611	84.23
45.01 - 50.00	1,846	372,182,249.21	26.58%	357	48.13	7.490	602	85.18
50.01 - 55.00	255	52,470,767.23	3.75%	355	53.17	7.584	573	68.18
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,539	$413,247,678.69	29.52%	357	40.49	7.168	605	79.13
Florida	776	119,029,414.99	8.50%	356	39.49	7.637	609	84.77
New York	360	115,104,340.94	8.22%	358	39.91	7.441	629	84.42
Illinois	572	104,159,585.55	7.44%	358	39.87	7.644	614	86.44
New Jersey	208	49,435,166.99	3.53%	355	37.87	7.480	622	84.15
Arizona	383	48,630,137.91	3.47%	355	37.41	7.582	611	86.94
Ohio	416	41,849,214.95	2.99%	356	37.64	7.669	598	87.41
Michigan	339	41,676,096.64	2.98%	357	37.58	7.743	604	86.40
Texas	347	41,640,050.04	2.97%	348	36.98	8.046	598	84.65
Nevada	198	40,419,564.34	2.89%	358	39.96	7.672	601	82.28
Maryland	191	38,423,690.35	2.74%	357	39.10	7.538	600	83.64
Massachusetts	152	38,134,262.69	2.72%	358	39.64	7.403	618	83.82
Colorado	143	25,351,481.60	1.81%	358	37.91	7.244	612	86.44
Georgia	172	24,897,287.04	1.78%	355	36.39	7.687	616	86.83
Hawaii	80	23,243,366.92	1.66%	355	38.93	6.590	638	81.88
Pennsylvania	165	22,264,543.27	1.59%	349	38.71	7.494	602	84.57
Minnesota	117	21,701,265.46	1.55%	356	39.70	7.677	614	86.87
Washington	112	21,042,832.81	1.50%	357	38.81	7.390	608	84.14
Connecticut	96	18,996,445.05	1.36%	359	40.79	7.466	611	84.76
Missouri	125	12,931,274.98	0.92%	356	37.80	7.824	604	86.79
Wisconsin	98	12,131,549.99	0.87%	359	37.24	8.072	612	88.27
Rhode Island	52	11,457,769.91	0.82%	359	40.38	7.239	619	84.50
Louisiana	87	10,800,401.06	0.77%	350	37.47	7.826	589	86.80
Indiana	112	10,658,688.61	0.76%	357	37.07	7.898	615	87.02
Utah	78	10,519,082.55	0.75%	359	36.08	7.394	633	87.17
Tennessee	93	10,420,833.37	0.74%	359	37.73	7.918	598	86.37
North Carolina	86	9,795,623.34	0.70%	350	37.70	7.740	598	84.37
Oregon	46	8,117,469.90	0.58%	359	39.58	7.523	605	83.49
South Carolina	58	5,377,327.23	0.38%	353	38.91	7.746	593	84.32
Kentucky	46	5,355,726.52	0.38%	356	39.13	7.653	597	87.39
Alabama	45	4,934,354.96	0.35%	359	35.68	8.070	596	88.73
Oklahoma	39	4,593,477.44	0.33%	358	36.43	8.386	604	89.10
Alaska	20	4,562,270.78	0.33%	359	40.50	7.735	614	86.32
Maine	25	4,273,719.68	0.31%	354	34.73	7.090	613	81.19
New Hampshire	22	4,241,678.99	0.30%	359	35.76	7.360	591	82.61
Kansas	25	3,423,802.88	0.24%	354	40.10	7.456	607	88.39
Mississippi	27	3,290,671.27	0.24%	344	37.13	7.813	611	88.81
Iowa	26	2,834,578.40	0.20%	359	38.22	7.614	615	88.99
New Mexico	25	2,830,677.91	0.20%	358	37.59	7.912	624	86.84
Nebraska	20	2,259,302.83	0.16%	359	40.06	7.857	592	89.23
Delaware	9	1,397,540.96	0.10%	334	36.53	8.071	588	86.96
Idaho	10	1,374,757.83	0.10%	359	37.91	7.448	609	85.81
Arkansas	8	1,193,559.77	0.09%	359	40.20	7.626	599	84.91
North Dakota	7	749,294.58	0.05%	359	42.11	7.520	607	86.61
Wyoming	6	691,556.47	0.05%	359	33.78	7.142	653	85.46
Vermont	3	303,897.26	0.02%	358	45.45	8.001	588	71.63
South Dakota	2	232,741.19	0.02%	358	46.62	7.519	607	86.88
Total	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	6,698	$1,270,320,419.83	90.74%	356	39.96	7.416	606	83.31
Non-Owner Occupied	800	117,676,026.16	8.41%	358	31.72	7.964	648	85.44
Second Home	68	12,003,610.90	0.86%	356	40.10	7.368	633	79.47
Total	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	4,271	$739,134,240.86	52.80%	355	39.51	7.170	601	82.40
Stated Documentation	2,886	573,303,170.64	40.95%	358	39.23	7.854	622	84.76
Limited Documentation	409	87,562,645.39	6.25%	357	37.49	7.351	605	83.80
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance - Debt Consolidation Cash Out**	4,596	$871,169,903.49	62.23%	356	39.94	7.396	597	80.88
Purchase	2,538	464,225,935.89	33.16%	358	38.09	7.607	635	88.38
Refinance - Debt Consolidation No Cash Out***	432	64,604,217.51	4.61%	354	38.71	7.289	608	82.66
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	5,027	$919,193,976.79	65.66%	356	38.83	7.296	626	85.58
II	544	106,610,902.47	7.62%	358	39.68	7.495	588	83.28
III	645	112,937,970.94	8.07%	356	39.55	7.593	582	82.65
IV	391	67,201,398.99	4.80%	357	39.27	7.894	570	78.10
V	254	50,198,720.01	3.59%	357	41.69	7.972	556	68.95
VI	62	11,740,591.95	0.84%	358	44.30	9.875	540	66.20
A+	266	56,005,107.12	4.00%	359	39.93	7.465	606	81.77
A	148	30,797,366.75	2.20%	359	41.06	7.512	590	79.92
A-	65	12,018,851.99	0.86%	358	40.20	8.393	544	79.33
B	59	11,530,285.60	0.82%	357	41.49	8.278	549	74.37
C	58	9,809,587.05	0.70%	359	39.41	8.885	540	69.94
C-	47	11,955,297.23	0.85%	359	40.98	8.625	573	78.04
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	5,592	$1,011,911,645.12	72.28%	356	39.38	7.436	605	83.26
Two-Four Family	568	140,772,813.47	10.06%	357	37.95	7.475	644	84.55
PUD Detached	617	129,368,995.03	9.24%	357	39.85	7.564	600	84.48
Condominium	478	83,982,726.65	6.00%	358	39.85	7.603	619	83.97
Manufactured Housing	282	29,523,103.23	2.11%	354	37.29	7.374	629	78.28
PUD Attached	25	3,854,230.08	0.28%	355	40.63	7.720	611	87.81
Single Family Attached	4	586,543.31	0.04%	359	45.08	7.910	607	84.46
Total	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	2,152	$409,082,526.38	29.22%	356	38.99	7.604	615	85.10
12	278	69,095,879.91	4.94%	358	38.88	7.569	621	83.18
24	2,801	510,488,539.40	36.46%	358	39.48	7.594	598	83.66
36	2,335	411,333,111.20	29.38%	354	39.35	7.136	617	81.60
Total:	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	6,953	$1,123,385,092.38	80.24%	356	38.98	7.525	608	83.32
Non-Conforming	613	276,614,964.51	19.76%	358	40.43	7.203	615	84.00
Total	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.500- 11.999	182	$40,930,951.85	3.75%	358	39.11	5.863	639	80.53
12.000- 12.499	502	107,505,067.70	9.85%	358	39.12	6.263	623	82.49
12.500- 12.999	1,056	222,479,297.67	20.39%	358	39.76	6.767	618	84.30
13.000- 13.499	880	173,177,306.49	15.87%	358	39.83	7.228	613	85.00
13.500- 13.999	1,167	220,460,990.15	20.21%	358	39.06	7.746	604	86.30
14.000- 14.499	759	122,336,037.22	11.21%	359	38.96	8.235	590	86.25
14.500- 14.999	692	111,562,127.43	10.23%	358	38.65	8.726	584	86.18
15.000- 15.499	295	47,369,080.46	4.34%	359	39.19	9.230	574	85.74
15.500- 15.999	176	27,450,032.82	2.52%	358	40.62	9.701	553	81.12
16.000- 16.499	46	7,025,030.05	0.64%	359	40.73	10.219	534	73.94
16.500- 16.999	37	6,969,548.95	0.64%	358	44.45	10.701	525	71.04
17.000- 17.499	11	2,237,273.42	0.21%	359	41.16	11.158	524	66.16
17.500- 17.999	3	568,150.26	0.05%	359	44.16	11.684	510	72.67
18.000- 18.499	5	896,602.66	0.08%	359	50.36	12.166	527	69.12
18.500- 18.999	1	73,462.60	0.01%	358	36.00	12.550	537	70.00
Total	**5,812**	**$1,091,040,959.73**	**100.00%**	**358**	**39.38**	**7.564**	**604**	**84.68**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500- 5.999	182	$40,930,951.85	3.75%	358	39.11	5.863	639	80.53
6.000- 6.499	502	107,505,067.70	9.85%	358	39.12	6.263	623	82.49
6.500- 6.999	1,056	222,479,297.67	20.39%	358	39.76	6.767	618	84.30
7.000- 7.499	880	173,177,306.49	15.87%	358	39.83	7.228	613	85.00
7.500- 7.999	1,167	220,460,990.15	20.21%	358	39.06	7.746	604	86.30
8.000- 8.499	759	122,336,037.22	11.21%	359	38.96	8.235	590	86.25
8.500- 8.999	692	111,562,127.43	10.23%	358	38.65	8.726	584	86.18
9.000- 9.499	295	47,369,080.46	4.34%	359	39.19	9.230	574	85.74
9.500- 9.999	176	27,450,032.82	2.52%	358	40.62	9.701	553	81.12
10.000- 10.499	46	7,025,030.05	0.64%	359	40.73	10.219	534	73.94
10.500- 10.999	37	6,969,548.95	0.64%	358	44.45	10.701	525	71.04
11.000- 11.499	11	2,237,273.42	0.21%	359	41.16	11.158	524	66.16
11.500- 11.999	3	568,150.26	0.05%	359	44.16	11.684	510	72.67
12.000- 12.499	5	896,602.66	0.08%	359	50.36	12.166	527	69.12
12.500- 12.999	1	73,462.60	0.01%	358	36.00	12.550	537	70.00
Total	**5,812**	**$1,091,040,959.73**	**100.00%**	**358**	**39.38**	**7.564**	**604**	**84.68**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500- 4.749	62	$12,704,572.68	1.16%	356	39.80	7.576	580	83.90
5.500- 5.749	434	91,419,613.36	8.38%	359	40.40	7.634	591	82.44
6.000- 6.249	5,048	939,470,989.47	86.11%	358	39.23	7.518	608	85.24
6.250- 6.499	2	496,237.82	0.05%	359	39.03	7.861	603	87.52
6.500- 6.749	180	31,905,820.30	2.92%	358	39.89	7.887	574	82.51
6.750- 6.999	2	298,959.49	0.03%	356	22.00	8.002	538	62.53
7.000- 7.249	84	14,744,766.61	1.35%	359	41.55	9.358	536	68.55
Total:	**5,812**	**$1,091,040,959.73**	**100.00%**	**358**	**39.38**	**7.564**	**604**	**84.68**

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March-06	5	$1,152,777.52	0.11%	353	44.03	8.513	547	75.75
April-06	24	4,893,751.60	0.45%	354	37.68	7.314	561	85.23
May-06	31	5,510,424.95	0.51%	355	41.23	7.433	569	83.88
June-06	85	16,531,850.12	1.52%	356	41.48	7.485	591	88.67
July-06	237	39,794,055.09	3.65%	356	39.18	7.572	602	89.05
August-06	801	134,346,504.53	12.31%	358	39.08	7.669	605	85.76
September-06	3,224	610,866,811.13	55.99%	359	39.38	7.587	600	83.65
October-06	5	755,000.00	0.07%	360	41.03	7.045	635	81.83
April-07	8	1,568,066.07	0.14%	354	44.36	7.553	568	86.50
May-07	7	1,288,547.98	0.12%	355	36.83	7.080	613	88.51
June-07	15	2,936,703.59	0.27%	356	36.42	7.769	606	85.48
July-07	70	13,431,549.97	1.23%	357	39.57	7.226	630	91.59
August-07	201	37,170,413.82	3.41%	358	38.94	7.474	619	87.16
September-07	1,099	220,794,503.36	20.24%	359	39.50	7.481	615	84.96
Total:	**5,812**	**$1,091,040,959.73**	**100.00%**	**358**	**39.38**	**7.564**	**604**	**84.68**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	5,812	$1,091,040,959.73	100.00%	358	39.38	7.564	604	84.68
Total:	**5,812**	**$1,091,040,959.73**	**100.00%**	**358**	**39.38**	**7.564**	**604**	**84.68**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	5,812	$1,091,040,959.73	100.00%	358	39.38	7.564	604	84.68
Total:	**5,812**	**$1,091,040,959.73**	**100.00%**	**358**	**39.38**	**7.564**	**604**	**84.68**

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Wholesale	7,566	$1,400,000,056.89	100.00%	356	39.27	7.461	610	83.45
Total	**7,566**	**$1,400,000,056.89**	**100.00%**	**356**	**39.27**	**7.461**	**610**	**83.45**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Initial Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Initial Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	6,155	
Aggregate Current Principal Balance:	1,025,563,649.68	
Average Current Principal Balance:	$166,622.85	$59,904.30 to $517,071.60
Aggregate Original Principal Balance:	1,026,672,530.00	
Average Original Principal Balance:	$166,803.01	$60,000 to $517,500.00
Fully Amortizing Initial Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.526%	5.750 to 12.325%
Wtd. Avg. Original Term (months):	358	180 to 360
Wtd. Avg. Remaining Term (months):	356	177 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.981%	4.500 to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.616%	11.750 to 18.325%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.616%	5.750 to 12.325%
Wtd. Avg. Original LTV:	83.54%	22.56 to 95.00%
Wtd. Avg. Borrower FICO:	609	500 to 804
Geographic Distribution (Top 5):	CA 23.31%	
	FL 9.35%	
	IL 8.87%	
	NY 6.34%	
	AZ 3.97%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	3,688	$606,075,620.09	59.10%	358	39.29	7.653	600	84.36
3-yr Fixed/Adjustable Rate	1,201	214,328,212.96	20.90%	358	39.20	7.513	615	85.37
Fixed Rate	1,266	205,159,816.63	20.00%	349	38.87	7.167	627	79.17
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Principal Balances at Origination*

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,317	$108,028,284.00	10.52%	354	36.51	7.921	604	83.42
100,000.01 - 150,000.00	1,786	222,825,492.00	21.70%	355	38.10	7.669	605	83.87
150,000.01 - 200,000.00	1,211	209,998,865.00	20.45%	357	39.56	7.509	604	82.93
200,000.01 - 250,000.00	881	197,618,581.00	19.25%	357	39.73	7.417	609	82.70
250,000.01 - 300,000.00	574	157,408,379.00	15.33%	358	40.29	7.374	609	84.09
300,000.01 - 350,000.00	297	94,723,054.00	9.23%	358	41.09	7.391	616	83.81
350,000.01 - 400,000.00	47	17,559,700.00	1.71%	356	40.11	7.251	653	86.37
400,000.01 - 450,000.00	29	12,202,925.00	1.19%	359	37.97	7.231	657	88.71
450,000.01 - 500,000.00	9	4,260,500.00	0.41%	340	36.73	6.968	673	86.86
500,000.01 - 550,000.00	4	2,046,750.00	0.20%	359	39.28	6.626	638	79.27
Total:	**6,155**	**$1,026,672,530.00**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

*Based on original balance of the Mortgage Loans.

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,318	$108,004,305.55	10.53%	354	36.54	7.922	604	83.40
100,000.01 - 150,000.00	1,786	222,638,407.93	21.71%	355	38.09	7.668	605	83.88
150,000.01 - 200,000.00	1,211	209,826,904.79	20.46%	357	39.56	7.511	604	82.92
200,000.01 - 250,000.00	881	197,458,130.33	19.25%	357	39.72	7.415	609	82.69
250,000.01 - 300,000.00	574	157,284,641.20	15.34%	358	40.32	7.375	609	84.11
300,000.01 - 350,000.00	296	94,321,961.77	9.20%	358	41.07	7.393	616	83.77
350,000.01 - 400,000.00	47	17,540,149.23	1.71%	356	40.11	7.251	653	86.37
400,000.01 - 450,000.00	29	12,189,255.41	1.19%	359	37.98	7.232	657	88.71
450,000.01 - 500,000.00	9	4,255,419.32	0.41%	340	36.72	6.969	673	86.86
500,000.01 - 550,000.00	4	2,044,474.15	0.20%	359	39.28	6.626	638	79.27
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	59	$7,844,941.00	0.76%	179	38.38	7.064	615	75.39
181 - 240	56	7,266,993.17	0.71%	239	34.79	7.129	634	76.43
301 - 360	6,040	1,010,451,715.51	98.53%	359	39.23	7.533	609	83.65
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500 - 5.999	200	$41,288,340.43	4.03%	354	38.74	5.873	648	76.45
6.000 - 6.499	603	112,233,050.48	10.94%	355	39.28	6.254	633	79.52
6.500 - 6.999	1,164	211,082,817.37	20.58%	356	39.20	6.749	623	82.22
7.000 - 7.499	922	157,908,784.18	15.40%	357	39.50	7.226	618	84.37
7.500 - 7.999	1,226	199,330,635.20	19.44%	356	39.15	7.746	607	85.80
8.000 - 8.499	789	119,590,456.23	11.66%	358	38.92	8.235	592	85.64
8.500 - 8.999	704	103,592,039.00	10.10%	357	38.47	8.731	584	86.17
9.000 - 9.499	282	41,260,532.30	4.02%	358	39.27	9.221	575	86.42
9.500 - 9.999	171	24,710,548.90	2.41%	358	40.19	9.705	557	81.45
10.000 - 10.499	44	6,523,703.08	0.64%	359	40.11	10.223	537	75.28
10.500 - 10.999	33	5,263,456.74	0.51%	357	42.18	10.685	526	72.07
11.000 - 11.499	9	1,314,532.85	0.13%	352	45.02	11.137	530	66.95
11.500 - 11.999	3	568,150.26	0.06%	359	44.16	11.684	510	72.67
12.000 - 12.499	5	896,602.66	0.09%	359	50.36	12.166	527	69.12
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	1	$124,901.51	0.01%	359	48.00	7.200	548	22.56
25.01 - 30.00	4	571,523.15	0.06%	359	32.23	6.993	623	27.30
30.01 - 35.00	8	1,516,257.46	0.15%	359	39.22	6.831	625	32.75
35.01 - 40.00	21	2,766,937.51	0.27%	345	33.65	7.114	593	38.03
40.01 - 45.00	29	4,218,879.98	0.41%	351	32.82	7.197	594	42.98
45.01 - 50.00	53	8,831,462.92	0.86%	348	36.28	6.974	604	47.87
50.01 - 55.00	59	10,423,644.73	1.02%	346	40.72	7.179	599	52.73
55.01 - 60.00	101	16,844,517.59	1.64%	353	40.97	6.980	595	57.97
60.01 - 65.00	168	30,735,035.79	3.00%	355	40.08	7.529	577	63.63
65.01 - 70.00	311	51,505,538.89	5.02%	355	39.96	7.744	574	68.76
70.01 - 75.00	493	83,459,246.53	8.14%	355	40.64	7.584	580	74.13
75.01 - 80.00	1,190	198,821,479.31	19.39%	357	38.75	7.218	608	79.63
80.01 - 85.00	751	119,182,319.88	11.62%	357	39.03	7.468	596	84.42
85.01 - 90.00	1,567	252,889,656.77	24.66%	357	38.43	7.694	608	89.72
90.01 - 95.00	1,399	243,672,247.66	23.76%	357	39.74	7.655	639	94.81
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	368	$57,775,337.13	5.63%	357	41.95	8.539	510	75.82
520 - 539	531	84,972,619.98	8.29%	357	41.61	8.224	530	77.93
540 - 559	514	81,090,769.15	7.91%	358	39.84	7.909	551	80.89
560 - 579	535	87,902,924.83	8.57%	357	40.36	7.800	569	80.98
580 - 599	742	118,917,783.20	11.60%	357	38.71	7.555	589	83.05
600 - 619	939	157,815,413.46	15.39%	355	39.47	7.412	609	85.69
620 - 639	910	153,674,432.83	14.98%	356	38.82	7.233	629	85.22
640 - 659	603	105,549,032.68	10.29%	358	38.37	7.173	649	86.39
660 - 679	351	62,044,181.68	6.05%	356	37.56	7.130	669	86.71
680 - 699	291	49,417,866.51	4.82%	356	37.04	7.152	689	87.53
700 - 719	156	27,212,635.58	2.65%	357	38.62	6.985	708	86.80
720 - 739	104	19,554,322.91	1.91%	354	35.38	7.201	729	86.51
740 - 759	59	9,833,227.38	0.96%	351	37.02	7.014	749	85.05
760 - 779	36	6,333,128.37	0.62%	356	36.21	6.934	768	83.89
780 - 799	14	2,744,945.72	0.27%	353	29.44	6.694	788	71.01
800 - 819	2	725,028.27	0.07%	358	38.19	6.525	802	77.32
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	310	$47,183,964.92	4.60%	356	14.86	7.604	632	82.14
20.01 - 25.00	314	45,185,218.99	4.41%	355	23.29	7.517	617	82.03
25.01 - 30.00	572	87,146,785.84	8.50%	355	28.22	7.504	614	82.66
30.01 - 35.00	802	124,589,155.95	12.15%	355	33.10	7.471	614	84.25
35.01 - 40.00	1,108	186,594,056.96	18.19%	357	38.10	7.476	612	83.58
40.01 - 45.00	1,364	236,778,016.20	23.09%	358	43.17	7.511	610	84.58
45.01 - 50.00	1,483	261,551,383.74	25.50%	357	48.10	7.581	601	85.14
50.01 - 55.00	202	36,535,067.08	3.56%	355	53.09	7.643	574	68.41
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,110	$239,052,676.55	23.31%	356	40.41	7.275	600	76.99
Florida	624	95,935,350.34	9.35%	356	39.46	7.601	612	85.45
Illinois	527	90,936,238.50	8.87%	358	39.78	7.643	616	86.52
New York	247	64,988,090.92	6.34%	358	39.80	7.491	628	83.89
New Jersey	185	40,754,065.09	3.97%	354	37.94	7.535	620	84.19
Arizona	317	40,373,222.18	3.94%	356	38.25	7.650	611	87.83
Michigan	276	35,428,190.11	3.45%	358	37.71	7.730	605	86.71
Texas	294	35,217,718.13	3.43%	350	36.83	8.079	596	84.73
Ohio	320	33,067,875.02	3.22%	356	38.15	7.677	596	87.26
Nevada	168	31,091,607.87	3.03%	358	40.37	7.632	607	82.74
Massachusetts	127	28,681,019.00	2.80%	358	39.69	7.437	617	82.96
Maryland	141	26,678,872.71	2.60%	357	38.08	7.551	600	83.54
Georgia	162	22,542,360.65	2.20%	355	36.26	7.653	612	86.49
Colorado	132	22,454,662.33	2.19%	358	38.57	7.216	611	86.30
Minnesota	111	19,738,767.16	1.92%	356	40.60	7.601	610	86.50
Hawaii	66	17,686,102.57	1.72%	354	38.82	6.663	636	81.55
Pennsylvania	128	17,571,517.56	1.71%	354	38.28	7.521	605	86.12
Washington	98	17,228,928.99	1.68%	357	38.92	7.438	606	85.02
Connecticut	87	16,019,897.28	1.56%	359	40.88	7.467	616	85.85
Wisconsin	89	11,245,119.49	1.10%	359	37.72	8.098	610	88.48
Missouri	101	11,133,577.49	1.09%	356	38.30	7.818	607	86.98
Rhode Island	48	10,347,106.02	1.01%	359	40.69	7.215	618	84.26
Utah	75	9,768,910.05	0.95%	359	37.04	7.365	638	87.00
Indiana	94	9,312,843.58	0.91%	357	37.20	7.898	618	87.40
North Carolina	80	9,243,946.27	0.90%	353	37.55	7.752	598	84.57
Louisiana	71	8,549,926.57	0.83%	351	38.14	7.823	594	88.16
Tennessee	70	8,043,366.65	0.78%	359	38.03	8.024	597	86.58
Oregon	39	6,406,718.06	0.62%	358	38.92	7.425	601	83.34
South Carolina	54	5,090,332.28	0.50%	353	38.90	7.759	593	84.74
Alabama	40	4,492,791.48	0.44%	359	36.03	8.017	596	88.74
Kentucky	39	4,436,486.49	0.43%	356	39.66	7.750	592	87.27
Alaska	19	4,022,717.80	0.39%	359	40.17	7.840	612	85.82
Oklahoma	33	3,669,931.22	0.36%	358	36.41	8.248	614	90.42
New Hampshire	19	3,647,712.58	0.36%	359	37.92	7.492	595	82.10
Kansas	25	3,423,802.88	0.33%	354	40.10	7.456	607	88.39
Mississippi	21	2,769,311.01	0.27%	346	37.03	7.805	611	89.28
Iowa	23	2,627,846.70	0.26%	359	38.00	7.585	621	89.54
New Mexico	23	2,613,250.36	0.25%	358	37.26	7.975	622	86.92
Maine	13	2,286,430.36	0.22%	359	38.46	6.993	613	82.30
Nebraska	20	2,259,302.83	0.22%	359	40.06	7.857	592	89.23
Idaho	10	1,374,757.83	0.13%	359	37.91	7.448	609	85.81
Delaware	6	834,558.03	0.08%	317	37.97	7.886	591	83.87
Arkansas	7	773,932.14	0.08%	358	36.52	8.182	580	84.48
North Dakota	7	749,294.58	0.07%	359	42.11	7.520	607	86.61
Wyoming	4	455,875.52	0.04%	359	33.31	7.125	669	83.27
Vermont	3	303,897.26	0.03%	358	45.45	8.001	588	71.63
South Dakota	2	232,741.19	0.02%	358	46.62	7.519	607	86.88
Total	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	5,443	$924,309,747.33	90.13%	356	39.87	7.485	605	83.39
Non-Owner Occupied	653	92,028,377.58	8.97%	358	32.37	7.973	647	85.59
Second Home	59	9,225,524.77	0.90%	355	39.35	7.252	633	77.85
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	3,500	$555,611,646.47	54.18%	355	39.65	7.234	600	82.63
Stated Documentation	2,344	413,019,832.28	40.27%	358	38.83	7.930	622	84.59
Limited Documentation	311	56,932,170.93	5.55%	357	37.23	7.454	603	84.72
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	3,629	$624,055,673.90	60.85%	356	39.86	7.463	596	80.78
Purchase	2,156	350,344,015.34	34.16%	358	38.03	7.666	632	88.53
Refinance-Debt Consolidation No Cash Out***	370	51,163,960.44	4.99%	354	38.89	7.341	605	82.86
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	4,134	$684,576,583.72	66.75%	356	38.81	7.363	625	85.81
II	426	73,459,390.53	7.16%	358	39.78	7.523	587	82.72
III	515	80,472,023.36	7.85%	357	39.04	7.676	582	82.68
IV	316	49,644,264.18	4.84%	357	39.81	7.939	569	77.57
V	195	33,636,151.27	3.28%	357	41.24	8.019	558	68.94
VI	49	8,387,401.80	0.82%	358	44.33	9.773	544	66.24
A+	206	38,005,043.73	3.71%	359	38.89	7.538	606	81.01
A	125	23,055,774.24	2.25%	359	40.99	7.608	589	79.05
A-	56	9,601,684.06	0.94%	358	39.88	8.507	540	78.80
B	51	9,372,413.99	0.91%	357	41.66	8.470	544	74.21
C	47	8,090,418.50	0.79%	359	39.53	8.837	543	69.87
C-	35	7,262,500.30	0.71%	359	42.51	9.281	552	76.02
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	4,504	$728,392,045.94	71.02%	356	39.35	7.504	604	83.41
Two-Four Family	467	107,195,663.24	10.45%	357	37.87	7.554	640	83.86
PUD Detached	512	93,781,941.70	9.14%	357	39.36	7.620	600	85.33
Condominium	419	67,927,735.92	6.62%	358	39.91	7.630	618	83.44
Manufactured Housing	228	24,577,603.51	2.40%	356	37.10	7.384	628	78.81
PUD Attached	21	3,102,116.06	0.30%	355	40.73	7.790	616	87.18
Single Family Attached	4	586,543.31	0.06%	359	45.08	7.910	607	84.46
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,809	$310,406,453.89	30.27%	356	38.85	7.636	614	84.95
12	218	45,344,979.43	4.42%	358	38.83	7.642	625	83.81
24	2,339	380,938,353.90	37.14%	358	39.33	7.648	599	83.77
36	1,789	288,873,862.46	28.17%	354	39.42	7.230	614	81.67
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	6,155	$1,025,563,649.68	100.00%	356	39.19	7.526	609	83.54
Total:	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.500- 11.999	143	$27,885,870.65	3.40%	358	38.94	5.878	637	79.50
12.000- 12.499	403	74,804,050.07	9.12%	358	39.73	6.269	626	82.26
12.500- 12.999	867	157,452,157.04	19.19%	358	39.35	6.753	617	83.84
13.000- 13.499	737	128,264,915.53	15.63%	358	39.40	7.229	615	84.87
13.500- 13.999	985	165,522,355.48	20.18%	358	39.07	7.750	606	86.35
14.000- 14.499	669	103,436,991.31	12.61%	359	38.92	8.235	591	86.29
14.500- 14.999	602	89,837,369.91	10.95%	358	38.63	8.733	585	86.27
15.000- 15.499	248	37,164,340.65	4.53%	359	39.33	9.227	572	86.14
15.500- 15.999	148	22,137,991.92	2.70%	358	40.24	9.698	554	81.05
16.000- 16.499	40	6,203,905.30	0.76%	359	40.68	10.229	534	74.71
16.500- 16.999	31	4,988,916.82	0.61%	359	41.96	10.684	523	71.67
17.000- 17.499	8	1,240,215.45	0.15%	358	45.20	11.128	529	66.17
17.500- 17.999	3	568,150.26	0.07%	359	44.16	11.684	510	72.67
18.000- 18.499	5	896,602.66	0.11%	359	50.36	12.166	527	69.12
Total	**4,889**	**$820,403,833.05**	**100.00%**	**358**	**39.26**	**7.616**	**604**	**84.63**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500- 5.999	143	$27,885,870.65	3.40%	358	38.94	5.878	637	79.50
6.000- 6.499	403	74,804,050.07	9.12%	358	39.73	6.269	626	82.26
6.500- 6.999	867	157,452,157.04	19.19%	358	39.35	6.753	617	83.84
7.000- 7.499	737	128,264,915.53	15.63%	358	39.40	7.229	615	84.87
7.500- 7.999	985	165,522,355.48	20.18%	358	39.07	7.750	606	86.35
8.000- 8.499	669	103,436,991.31	12.61%	359	38.92	8.235	591	86.29
8.500- 8.999	602	89,837,369.91	10.95%	358	38.63	8.733	585	86.27
9.000- 9.499	248	37,164,340.65	4.53%	359	39.33	9.227	572	86.14
9.500- 9.999	148	22,137,991.92	2.70%	358	40.24	9.698	554	81.05
10.000- 10.499	40	6,203,905.30	0.76%	359	40.68	10.229	534	74.71
10.500- 10.999	31	4,988,916.82	0.61%	359	41.96	10.684	523	71.67
11.000- 11.499	8	1,240,215.45	0.15%	358	45.20	11.128	529	66.17
11.500- 11.999	3	568,150.26	0.07%	359	44.16	11.684	510	72.67
12.000- 12.499	5	896,602.66	0.11%	359	50.36	12.166	527	69.12
Total	**4,889**	**$820,403,833.05**	**100.00%**	**358**	**39.26**	**7.616**	**604**	**84.63**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500- 4.749	44	$7,526,177.52	0.92%	355	39.80	7.505	579	83.83
5.500- 5.749	347	63,342,307.21	7.72%	359	39.90	7.756	589	81.35
6.000- 6.249	4,267	710,595,190.23	86.62%	358	39.14	7.562	608	85.32
6.250- 6.499	2	496,237.82	0.06%	359	39.03	7.861	603	87.52
6.500- 6.749	156	25,830,991.46	3.15%	358	40.17	7.980	572	81.48
6.750- 6.999	2	298,959.49	0.04%	356	22.00	8.002	538	62.53
7.000- 7.249	71	12,313,969.32	1.50%	359	41.27	9.308	539	68.73
Total	**4,889**	**$820,403,833.05**	**100.00%**	**358**	**39.26**	**7.616**	**604**	**84.63**

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March-06	3	363,578.47	0.04%	353	31.06	7.611	557	72.02
April-06	18	3,175,947.72	0.39%	354	38.34	7.397	560	82.37
May-06	20	3,199,621.07	0.39%	355	41.34	7.538	564	83.72
June-06	63	9,772,956.85	1.19%	356	40.27	7.663	591	87.45
July-06	204	32,715,049.58	3.99%	356	39.12	7.590	603	89.42
August-06	668	102,891,308.83	12.54%	358	39.05	7.671	604	85.69
September-06	2,708	453,286,399.24	55.25%	359	39.32	7.656	600	83.66
October-06	5	755,000.00	0.09%	360	41.03	7.045	635	81.83
April-07	7	1,457,410.85	0.18%	354	43.63	7.416	572	87.38
May-07	6	872,212.58	0.11%	355	34.84	7.667	606	87.80
June-07	13	2,679,220.12	0.33%	356	37.75	7.728	615	86.94
July-07	57	10,137,261.18	1.24%	357	39.91	7.270	628	90.99
August-07	178	31,432,416.31	3.83%	358	38.85	7.459	617	86.57
September-07	939	167,665,450.25	20.44%	359	39.25	7.535	615	84.76
Total	**4,889**	**$820,403,833.05**	**100.00%**	**358**	**39.26**	**7.616**	**604**	**84.63**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	4,889	$820,403,833.05	100.00%	358	39.26	7.616	604	84.63
Total	**4,889**	**$820,403,833.05**	**100.00%**	**358**	**39.26**	**7.616**	**604**	**84.63**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	4,889	$820,403,833.05	100.00%	358	39.26	7.616	604	84.63
Total	**4,889**	**$820,403,833.05**	**100.00%**	**358**	**39.26**	**7.616**	**604**	**84.63**

DESCRIPTION OF THE GROUP I COLLATERAL

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Wholesale	6,155	$1,025,563,649.68	100.00%	356	39.19	7.526	609	83.54
Total	**6,155**	**$1,025,563,649.68**	**100.00%**	**356**	**39.19**	**7.526**	**609**	**83.54**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Initial Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Initial Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	1,411	
Aggregate Current Principal Balance:	374,436,407.21	
Average Current Principal Balance:	$265,369.53	$59,880.22 to 759,264.86
Aggregate Original Principal Balance:	374,870,668.00	
Average Original Principal Balance:	$265,677.30	$60,000.00 to $760,000.00
Fully Amortizing Initial Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.283%	5.750 to 12.550%
Wtd. Avg. Original Term (months):	358	180 to 360
Wtd. Avg. Remaining Term (months):	357	175 to 359
Wtd. Avg. Margin (ARM Loans Only):	5.941%	4.500 to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.406%	11.750 to 18.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.406%	5.750 to 12.550%
Wtd. Avg. Original LTV:	83.22%	27.17 to 95.00%
Wtd. Avg. Borrower FICO:	612	500 to 799
Geographic Distribution (Top 5):	CA 46.52%	
	NY 13.38%	
	FL 6.17%	
	IL 3.53%	
	MD 3.14%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	723	$207,691,313.18	55.47%	359	39.65	7.432	600	84.38
3-yr Fixed/Adjustable Rate	200	62,945,813.50	16.81%	359	40.07	7.320	617	86.37
Fixed Rate	488	103,799,280.53	27.72%	352	38.81	6.964	634	79.00
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Principal Balances at Origination*

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	419	$32,571,125.00	8.69%	349	35.17	7.851	593	81.10
100,000.01 - 150,000.00	197	24,172,996.00	6.45%	346	37.15	7.517	603	81.12
150,000.01 - 200,000.00	82	14,025,150.00	3.74%	352	37.96	7.368	607	82.81
200,000.01 - 250,000.00	41	9,259,550.00	2.47%	359	39.16	7.313	606	79.15
250,000.01 - 300,000.00	38	10,347,280.00	2.76%	359	38.40	7.373	603	79.12
300,000.01 - 350,000.00	73	24,687,234.00	6.59%	359	41.38	7.204	600	82.62
350,000.01 - 400,000.00	176	65,818,636.00	17.56%	359	40.09	7.236	613	84.56
400,000.01 - 450,000.00	119	50,727,792.00	13.53%	358	41.31	7.246	616	85.66
450,000.01 - 500,000.00	138	65,997,111.00	17.61%	358	40.38	7.302	621	85.15
500,000.01 - 550,000.00	40	21,156,115.00	5.64%	359	41.37	6.976	631	84.61
550,000.01 - 600,000.00	31	17,745,600.00	4.73%	359	37.84	7.171	615	83.49
600,000.01 - 650,000.00	29	18,346,099.00	4.89%	359	39.45	6.892	633	82.63
650,000.01 - 700,000.00	10	6,800,250.00	1.81%	359	35.77	7.021	592	76.91
700,000.01 - 750,000.00	17	12,455,730.00	3.32%	359	40.63	7.078	599	75.50
750,000.01 - 800,000.00	1	760,000.00	0.20%	359	34.00	6.150	754	80.00
Total:	**1,411**	**$374,870,668.00**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

*Based on original balances of the Mortgage Loans.

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	419	$32,527,156.66	8.69%	349	35.17	7.851	593	81.10
100,000.01 - 150,000.00	197	24,139,032.82	6.45%	346	37.14	7.517	603	81.12
150,000.01 - 200,000.00	82	14,008,206.03	3.74%	352	37.96	7.369	607	82.81
200,000.01 - 250,000.00	41	9,249,145.40	2.47%	359	39.16	7.314	606	79.15
250,000.01 - 300,000.00	38	10,336,124.20	2.76%	359	38.40	7.373	603	79.12
300,000.01 - 350,000.00	74	25,008,294.70	6.68%	359	41.10	7.196	601	82.79
350,000.01 - 400,000.00	176	65,794,905.71	17.57%	359	40.20	7.238	612	84.53
400,000.01 - 450,000.00	118	50,255,326.51	13.42%	358	41.31	7.248	616	85.62
450,000.01 - 500,000.00	138	65,924,153.50	17.61%	358	40.38	7.302	621	85.15
500,000.01 - 550,000.00	40	21,136,254.84	5.64%	359	41.37	6.976	631	84.61
550,000.01 - 600,000.00	31	17,730,351.08	4.74%	359	37.84	7.171	615	83.49
600,000.01 - 650,000.00	29	18,329,013.59	4.90%	359	39.45	6.892	633	82.63
650,000.01 - 700,000.00	10	6,794,205.47	1.81%	359	35.77	7.021	592	76.91
700,000.01 - 750,000.00	17	12,444,971.84	3.32%	359	40.64	7.078	599	75.50
750,000.01 - 800,000.00	1	759,264.86	0.20%	359	34.00	6.150	754	80.00
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	25	$2,322,118.68	0.62%	178	36.24	7.381	603	77.12
181 - 240	19	2,634,759.90	0.70%	239	38.51	7.265	612	75.35
301 - 360	1,367	369,479,528.63	98.68%	359	39.51	7.283	612	83.32
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500- 5.999	86	$31,980,288.47	8.54%	358	39.15	5.854	667	77.09
6.000- 6.499	169	51,448,662.48	13.74%	356	37.77	6.233	628	81.66
6.500- 6.999	292	90,143,519.56	24.07%	357	40.71	6.782	620	83.33
7.000- 7.499	209	55,470,176.98	14.81%	357	40.15	7.229	609	84.71
7.500- 7.999	272	70,865,779.73	18.93%	355	39.13	7.725	603	85.07
8.000- 8.499	130	23,942,486.03	6.39%	357	38.57	8.226	588	85.56
8.500- 8.999	129	26,618,639.51	7.11%	358	38.83	8.695	588	85.52
9.000- 9.499	66	13,101,067.48	3.50%	357	39.23	9.239	574	83.13
9.500- 9.999	37	6,454,150.67	1.72%	356	40.48	9.709	560	81.94
10.000- 10.499	9	1,085,188.26	0.29%	359	38.98	10.174	546	73.76
10.500- 10.999	8	2,255,927.47	0.60%	358	47.54	10.738	534	71.35
11.000- 11.499	3	997,057.97	0.27%	359	36.14	11.195	518	66.14
12.500- 12.999	1	73,462.60	0.02%	358	36.00	12.550	537	70.00
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.01 - 30.00	3	$281,256.71	0.08%	359	47.34	6.750	614	28.92
35.01 - 40.00	2	228,860.74	0.06%	359	36.33	8.543	567	36.68
40.01 - 45.00	9	1,727,901.58	0.46%	359	33.09	6.581	627	43.48
45.01 - 50.00	17	2,489,394.83	0.66%	353	29.95	6.918	589	47.74
50.01 - 55.00	17	3,028,777.05	0.81%	349	37.60	8.131	553	52.78
55.01 - 60.00	30	6,678,395.74	1.78%	357	43.04	6.977	590	58.15
60.01 - 65.00	52	14,423,530.19	3.85%	353	39.94	7.428	591	63.14
65.01 - 70.00	69	17,446,576.28	4.66%	353	41.17	7.056	596	68.53
70.01 - 75.00	129	32,423,243.67	8.66%	355	40.87	7.371	583	74.02
75.01 - 80.00	241	65,121,875.67	17.39%	357	38.22	7.033	605	79.50
80.01 - 85.00	209	55,080,749.88	14.71%	357	39.90	7.179	603	84.32
85.01 - 90.00	394	110,170,558.17	29.42%	358	38.53	7.378	620	89.68
90.01 - 95.00	239	65,335,286.70	17.45%	357	41.02	7.470	645	94.81
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	97	$20,109,311.29	5.37%	358	40.61	8.232	509	75.88
520 - 539	121	27,622,143.06	7.38%	358	41.37	8.044	529	76.92
540 - 559	149	36,032,777.61	9.62%	357	40.15	7.620	552	79.77
560 - 579	119	34,370,438.12	9.18%	356	40.07	7.527	569	81.32
580 - 599	188	47,667,513.94	12.73%	355	39.46	7.398	588	82.91
600 - 619	173	38,559,740.87	10.30%	355	40.56	7.167	610	84.70
620 - 639	183	51,680,666.60	13.80%	357	39.24	6.995	629	85.71
640 - 659	137	41,099,884.88	10.98%	356	40.06	6.948	649	86.86
660 - 679	80	24,683,089.47	6.59%	358	37.38	6.893	668	87.82
680 - 699	62	21,381,430.56	5.71%	359	36.66	6.663	687	84.94
700 - 719	42	12,016,024.04	3.21%	358	37.00	7.163	708	87.51
720 - 739	20	5,819,163.60	1.55%	359	40.40	6.856	731	87.56
740 - 759	16	4,879,456.97	1.30%	359	38.24	6.743	747	80.71
760 - 779	17	5,825,693.12	1.56%	357	36.73	7.227	771	85.57
780 - 799	7	2,689,073.08	0.72%	359	35.90	6.133	788	69.24
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	109	$24,544,951.61	6.56%	356	14.14	7.129	626	81.03
20.01 - 25.00	94	17,123,337.30	4.57%	354	23.02	7.541	607	83.47
25.01 - 30.00	119	23,470,346.91	6.27%	357	27.99	7.317	614	82.52
30.01 - 35.00	146	34,083,066.32	9.10%	356	33.28	7.312	615	81.94
35.01 - 40.00	252	69,498,722.91	18.56%	358	38.35	7.249	625	85.12
40.01 - 45.00	275	79,149,416.54	21.14%	356	43.00	7.259	614	83.21
45.01 - 50.00	363	110,630,865.47	29.55%	357	48.22	7.277	605	85.28
50.01 - 55.00	53	15,935,700.15	4.26%	356	53.35	7.450	572	67.67
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	429	$174,195,002.14	46.52%	358	40.59	7.020	612	82.06
New York	113	50,116,250.02	13.38%	359	40.06	7.375	630	85.11
Florida	152	23,094,064.65	6.17%	354	39.60	7.783	598	81.96
Illinois	45	13,223,347.05	3.53%	355	40.50	7.651	604	85.92
Maryland	50	11,744,817.64	3.14%	357	41.40	7.507	600	83.86
Massachusetts	25	9,453,243.69	2.52%	358	39.51	7.298	621	86.42
Nevada	30	9,327,956.47	2.49%	358	38.59	7.808	578	80.73
Ohio	96	8,781,339.93	2.35%	355	35.72	7.637	607	87.99
New Jersey	23	8,681,101.90	2.32%	359	37.55	7.222	631	83.97
Arizona	66	8,256,915.73	2.21%	350	33.34	7.254	613	82.57
Texas	53	6,422,331.91	1.72%	339	37.81	7.860	605	84.22
Michigan	63	6,247,906.53	1.67%	353	36.82	7.815	595	84.61
Hawaii	14	5,557,264.35	1.48%	359	39.29	6.357	644	82.96
Pennsylvania	37	4,693,025.71	1.25%	334	40.32	7.392	591	78.77
Washington	14	3,813,903.82	1.02%	353	38.34	7.172	620	80.15
Connecticut	9	2,976,547.77	0.79%	359	40.33	7.460	586	78.89
Colorado	11	2,896,819.27	0.77%	359	32.78	7.467	621	87.54
Tennessee	23	2,377,466.72	0.63%	358	36.70	7.558	600	85.65
Georgia	10	2,354,926.39	0.63%	353	37.67	8.017	659	90.10
Louisiana	16	2,250,474.49	0.60%	348	34.91	7.836	570	81.62
Maine	12	1,987,289.32	0.53%	347	30.43	7.201	613	79.92
Minnesota	6	1,962,498.30	0.52%	359	30.68	8.437	662	90.57
Missouri	24	1,797,697.49	0.48%	351	34.72	7.857	587	85.64
Oregon	7	1,710,751.84	0.46%	359	42.03	7.891	618	84.06
Indiana	18	1,345,845.03	0.36%	359	36.14	7.898	599	84.43
Rhode Island	4	1,110,663.89	0.30%	358	37.50	7.454	621	86.74
Oklahoma	6	923,546.22	0.25%	359	36.48	8.938	562	83.87
Kentucky	7	919,240.03	0.25%	358	36.59	7.184	618	87.94
Wisconsin	9	886,430.50	0.24%	358	31.05	7.740	643	85.59
Utah	3	750,172.50	0.20%	359	23.61	7.780	575	89.40
New Hampshire	3	593,966.41	0.16%	359	22.47	6.547	570	85.69
Delaware	3	562,982.93	0.15%	359	34.40	8.345	584	91.54
North Carolina	6	551,677.07	0.15%	308	40.27	7.542	607	80.96
Alaska	1	539,552.98	0.14%	359	43.00	6.950	631	90.00
Mississippi	6	521,360.26	0.14%	332	37.67	7.856	615	86.31
Alabama	5	441,563.48	0.12%	358	32.15	8.606	593	88.61
Arkansas	1	419,627.63	0.11%	359	47.00	6.600	635	85.71
South Carolina	4	286,994.95	0.08%	355	39.03	7.508	600	76.86
Wyoming	2	235,680.95	0.06%	358	34.70	7.175	624	89.71
New Mexico	2	217,427.55	0.06%	358	41.55	7.155	640	85.86
Iowa	3	206,731.70	0.06%	358	40.95	7.981	545	82.02
Total	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner-Occupied	1,255	$346,010,672.50	92.41%	357	40.21	7.232	610	83.08
Non-Owner Occupied	147	25,647,648.58	6.85%	356	29.42	7.931	648	84.90
Second Home	9	2,778,086.13	0.74%	359	42.61	7.753	634	84.84
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	771	$183,522,594.39	49.01%	356	39.06	6.978	604	81.70
Stated Documentation	542	160,283,338.36	42.81%	357	40.26	7.657	622	85.18
Limited Documentation	98	30,630,474.46	8.18%	355	37.97	7.159	610	82.11
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance - Debt Consolidation Cash Out**	967	$247,114,229.59	66.00%	356	40.13	7.228	597	81.13
Purchase	382	113,881,920.55	30.41%	358	38.27	7.426	645	87.92
Refinance - Debt Consolidation No Cash Out***	62	13,440,257.07	3.59%	356	38.03	7.089	621	81.87
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	893	$234,617,393.07	62.66%	356	38.88	7.100	631	84.89
II	118	33,151,511.94	8.85%	358	39.46	7.432	589	84.53
III	130	32,465,947.58	8.67%	356	40.82	7.389	583	82.58
IV	75	17,557,134.81	4.69%	358	37.73	7.770	574	79.61
V	59	16,562,568.74	4.42%	356	42.60	7.878	552	68.98
VI	13	3,353,190.15	0.90%	358	44.22	10.130	528	66.12
A+	60	18,000,063.39	4.81%	359	42.11	7.312	605	83.37
A	23	7,741,592.51	2.07%	359	41.26	7.224	593	82.54
A-	9	2,417,167.93	0.65%	359	41.46	7.940	558	81.42
B	8	2,157,871.61	0.58%	358	40.75	7.443	571	75.06
C	11	1,719,168.55	0.46%	359	38.88	9.110	524	70.28
C-	12	4,692,796.93	1.25%	359	38.60	7.610	604	81.18
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	1,088	$283,519,599.18	75.72%	357	39.45	7.261	608	82.87
PUD Detached	105	35,587,053.33	9.50%	357	41.13	7.417	600	82.23
Two-Four Family	101	33,577,150.23	8.97%	358	38.19	7.223	655	86.74
Condominium	59	16,054,990.73	4.29%	358	39.59	7.491	625	86.21
Manufactured Housing	54	4,945,499.72	1.32%	344	38.22	7.328	630	75.64
PUD Attached	4	752,114.02	0.20%	357	40.21	7.432	591	90.39
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	343	$98,676,072.49	26.35%	357	39.44	7.505	620	85.60
12	60	23,750,900.48	6.34%	358	38.96	7.428	613	81.99
24	462	129,550,185.50	34.60%	358	39.92	7.436	597	83.34
36	546	122,459,248.74	32.70%	354	39.18	6.916	623	81.42
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	798	$97,821,442.70	26.12%	352	36.81	7.509	604	81.01
Non-Conforming	613	276,614,964.51	73.88%	358	40.43	7.203	615	84.00
Total:	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.500 - 11.999	39	$13,045,081.20	4.82%	359	39.46	5.833	644	82.73
12.000 - 12.499	99	32,701,017.63	12.08%	359	37.71	6.250	616	83.00
12.500 - 12.999	189	65,027,140.63	24.03%	358	40.74	6.803	621	85.41
13.000 - 13.499	143	44,912,390.96	16.60%	359	41.03	7.223	605	85.38
13.500 - 13.999	182	54,938,634.67	20.30%	359	39.03	7.734	599	86.15
14.000 - 14.499	90	18,899,045.91	6.98%	359	39.16	8.235	581	85.99
14.500 - 14.999	90	21,724,757.52	8.03%	359	38.72	8.696	581	85.79
15.000 - 15.499	47	10,204,739.81	3.77%	359	38.70	9.243	580	84.30
15.500 - 15.999	28	5,312,040.90	1.96%	359	42.24	9.717	546	81.42
16.000 - 16.499	6	821,124.75	0.30%	358	41.06	10.145	530	68.12
16.500 - 16.999	6	1,980,632.13	0.73%	358	50.71	10.742	530	69.45
17.000 - 17.499	3	997,057.97	0.37%	359	36.14	11.195	518	66.14
18.500 - 18.999	1	73,462.60	0.03%	358	36.00	12.550	537	70.00
Total:	**923**	**$270,637,126.68**	**100.00%**	**359**	**39.75**	**7.406**	**604**	**84.84**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500- 5.999	39	$13,045,081.20	4.82%	359	39.46	5.833	644	82.73
6.000- 6.499	99	32,701,017.63	12.08%	359	37.71	6.250	616	83.00
6.500- 6.999	189	65,027,140.63	24.03%	358	40.74	6.803	621	85.41
7.000- 7.499	143	44,912,390.96	16.60%	359	41.03	7.223	605	85.38
7.500- 7.999	182	54,938,634.67	20.30%	359	39.03	7.734	599	86.15
8.000- 8.499	90	18,899,045.91	6.98%	359	39.16	8.235	581	85.99
8.500- 8.999	90	21,724,757.52	8.03%	359	38.72	8.696	581	85.79
9.000- 9.499	47	10,204,739.81	3.77%	359	38.70	9.243	580	84.30
9.500- 9.999	28	5,312,040.90	1.96%	359	42.24	9.717	546	81.42
10.000- 10.499	6	821,124.75	0.30%	358	41.06	10.145	530	68.12
10.500- 10.999	6	1,980,632.13	0.73%	358	50.71	10.742	530	69.45
11.000- 11.499	3	997,057.97	0.37%	359	36.14	11.195	518	66.14
12.500- 12.999	1	73,462.60	0.03%	358	36.00	12.550	537	70.00
Total:	**923**	**$270,637,126.68**	**100.00%**	**359**	**39.75**	**7.406**	**604**	**84.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500- 4.749	18	$5,178,395.16	1.91%	357	39.80	7.678	582	84.01
5.500- 5.749	87	28,077,306.15	10.37%	359	41.52	7.358	596	84.91
6.000- 6.249	781	228,875,799.24	84.57%	359	39.52	7.380	607	84.98
6.500- 6.749	24	6,074,828.84	2.24%	357	38.71	7.489	582	86.88
7.000- 7.249	13	2,430,797.29	0.90%	358	42.95	9.611	519	67.65
Total:	**923**	**$270,637,126.68**	**100.00%**	**359**	**39.75**	**7.406**	**604**	**84.84**

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March 2006	2	$789,199.05	0.29%	353	50.01	8.928	542	77.48
April 2006	6	1,717,803.88	0.63%	354	36.44	7.160	564	90.51
May 2006	11	2,310,803.88	0.85%	355	41.07	7.289	575	84.09
June 2006	22	6,758,893.27	2.50%	356	43.24	7.228	592	90.45
July 2006	33	7,079,005.51	2.62%	357	39.47	7.491	598	87.36
August 2006	133	31,455,195.70	11.62%	358	39.16	7.662	608	85.98
September 2006	516	157,580,411.89	58.23%	359	39.57	7.390	600	83.64
April 2007	1	110,655.22	0.04%	354	54.00	9.350	511	75.00
May 2007	1	416,335.40	0.15%	355	41.00	5.850	628	90.00
June 2007	2	257,483.47	0.10%	356	22.66	8.194	513	70.34
July 2007	13	3,294,288.79	1.22%	357	38.53	7.091	633	93.43
August 2007	23	5,737,997.51	2.12%	358	39.42	7.560	630	90.44
September 2007	160	53,129,053.11	19.63%	359	40.28	7.312	615	85.57
Total:	**923**	**$270,637,126.68**	**100.00%**	**359**	**39.75**	**7.406**	**604**	**84.84**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	923	$270,637,126.68	100.00%	359	39.75	7.406	604	84.84
Total:	**923**	**$270,637,126.68**	**100.00%**	**359**	**39.75**	**7.406**	**604**	**84.84**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	923	$270,637,126.68	100.00%	359	39.75	7.406	604	84.84
Total:	**923**	**$270,637,126.68**	**100.00%**	**359**	**39.75**	**7.406**	**604**	**84.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Wholesale	1,411	$374,436,407.21	100.00%	357	39.49	7.283	612	83.22
Total	**1,411**	**$374,436,407.21**	**100.00%**	**357**	**39.49**	**7.283**	**612**	**83.22**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W11

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS Greenwich Capital	
Asset Backed Finance	
Brian Bernard	(203) 618-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agencies	
Standard & Poor's	
Cornelius Kelly	212-438-2448
Moody's	
Dhruv Mohindra	212-553-4143
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Kei Ishidoya	212-908-0238